Filed by Tableau Software, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14d-9

under the Securities Exchange Act of 1934, as amended

Subject Company: Tableau Software, Inc.

(Commission File No. 001-35925)

The following transcript of an interview with Adam Selipsky, Chief Executive Officer of Tableau Software, Inc. (“Tableau”), on CNBC’s Mad Money on June 11, 2019 is being filed in connection with the acquisition of Tableau by salesforce.com, inc.

JIM CRAMER: I’ve got a just unrelentingly positive story here - yesterday the cloud cohort caught fire after Salesforce announced its largest acquisition ever - the all-stock purchase of Tableau Software. Hey, this is just, you know, DATA - it’s a major player in the business analytics space. Not only that, Tableau is one of our cloud princes, and that makes this a royal wedding - we love the princes.

Now last time we spoke to Marc Benioff, CEO of Salesforce, to get his perspective on the deal, but I’m not done with this one, because this is so important. This transaction is, I gotta tell you, maybe I think the big game changer. Let’s take a closer look with Adam Selipsky and you’ll find out why. He’s the president and CEO of Tableau Software who’s making his shareholders a fortune with this deal. Mr. Selipsky, welcome back to Mad Money!

ADAM SELIPSKY: Jim, it’s great to be with you as always.

JC: Adam, I’ve believed in you from the day you got the job - I remember when you got it, because you were going to revolutionize it, you’d come from Amazon Web Services. This has to be the crowning achievement, and you’re not that old, so it’s pretty early to have a crowning achievement.

AS: Well that’s very kind of you. I mean the company’s just done great. You know, when I came to Tableau I knew there was an amazing product, an amazing team, and an amazing Tableau community. I think with those assets in place, we’ve just spent the last few years trying to assemble them in the right way, and try and figure out how we can create real value for customers while growing the business rapidly. It’s been awesome to work with all those pieces.

JC: Well there’s two things that Marc told me last night at the Ohana, which is a fabulous room that he’s got for charities to be able to throw their events. He said one, Adam is coming with me, I hope he stays. And two, he wanted stock because he believes. How about those?

AS: Well as Marc said, Tableau’s going to run independently within Salesforce. We’re still going to be Tableau, we’re still going to have the Tableau Conference, I’m staying as the CEO of Tableau. My entire management team, my whole executive team is on board and staying, and at the same time we’re going to have the best of both worlds. We’re really looking forward to exploring all of the synergies with Salesforce on the product side, and all the different IP and assets that both companies have, and of course on the sales and distribution side and the ability to just make life better for customers. So, we just think this is a very good way for us to participate in that joint success.

JC: Well let’s talk about the notion of the pipeline that he has, at the Salesforce. I had felt that you would get to where you ultimately sold the company, eventually. This really does hasten things. What does a Tableau Software within a Salesforce mean, versus an independent Tableau Software?

AS: Well I think there’s many different dimensions to that, that excited everybody on both sides of this. Just to kind of dive a little deeper into the product side, we obviously have a very broad and deep analytics platform, Salesforce has a lot of things that are interesting in the analytics space with a lot of machine learning and AI-driven capabilities. Our engineers can’t wait to pop the hood on those and check out what things we might use on behalf of our customers. Obviously there’s technology they might use too. I think there’s gonna be a lot of attractiveness on the marketing and sales side - Salesforce has many many thousands of field reps around the world, I can’t wait for them to be passing leads from either joint customers or new customers into our field. I look forward to marketing at places like Dreamforce, I think there’s a ton of possibilities.

JC: Let’s talk about the joint customers. Marc was telling me about a Minnesota customer, he was at the customer and everything worked out well, and at the end the customer said ‘listen, I’m just gonna go merge this with Tableau Software, it’s gonna work really well.” How many “merge with Tableau Software, work really well” customers do you guys have?

AS: There are already a lot, I mean we’re already both working at places like JP Morgan Chase, Charles Schwab, Verizon, Southwest Airlines, Schneider Electric - there’s a long and impressive list. And we’ll also each have our own customers that we’ll be able to introduce to each other. I think they’re all part of the broader communities - Salesforce has the Trailblazers, we’ve got the Tableau Community, those are two of the most powerful, just loyal, passionate sets of users and communities really in the whole technology industry. I think it’s gonna be magic if we can bring those two together.

JC: Alright well let me bring up one that may not be as magical - LinkedIn. Okay, so Marc’s a competitive guy, and he’s competitive against Microsoft. I mean, now there is a little bit of tension - it’s creative tension, let’s call it that. But I mean a LinkedIn is owned by Microsoft, is that just something that goes away when this happens?

AS: I’m sorry, does what go away, Jim?

JC: Well I’m saying Microsoft is now kind of - Microsoft versus Tableau/Salesforce, I think you guys are really going to be competing head to head.

AS: Sure, well look - it’s a complicated world, Jim, and we have a multi-faceted relationship with Microsoft. We obviously compete today at Tableau against Microsoft, but we also cooperate very closely with them and tons of customers are running Tableau today on top of Azure. There are lots of groups at Microsoft who really like driving that Azure usage and really like driving Windows licenses as well, and so it’s my hope that we’ll continue to do that, and cooperate together for years to come, because it’s good for our customers. Tableau’s all about choice and flexibility - deploy on-premise, deploy in any one of the popular public clouds, deploy as a fully-managed SaaS offering, connect to any data source which matters to you. That choice and flexibility, as far as we’re concerned, is not gonna go away.

JC: Alright well I want people to know that the Tableau that you inherited did not have all those capabilities, that you really moved it to the cloud. I remember when the big February breakdown happened in 2016, Marc himself told me ‘you know it’s not really a cloud company, Jim.’ But then you got there and you made it a cloud company faster than anybody I’ve ever seen it done, and I think it’s just a real credit to you. I wanna congratulate you and everything you’ve done for your shareholders. Adam, you’re really terrific - great work.

AS: Thank you so much, Jim, I mean it’s been an amazing effort by a whole team of over 4,000 people. We have come largely through a transition to a subscription model pretty much faster than I think any software company of size has ever done so. We’ve built a big enterprise business, which I think is still gonna get a lot bigger, and we’re just real excited about all the possibilities of working really closely with Salesforce, and within Salesforce going forward.

JC: Well deservedly so, I hope to see you out at Dreamforce later this year. That’s Adam Selipsky, President and CEO of Tableau Software. He did what you always hope CEOs do - he made a killing for you.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES

SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.